July 28, 2014

VIA EDGAR

Re:	Global Ship Lease, Inc.

Registration Statement on Form F-3, as amended

File No. 333-197518 (the “Registration Statement”)

J. Nolan McWilliams

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C. 20549

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Global Ship Lease, Inc. (the “Company”) hereby requests that the effective date of the above referenced Registration Statement be accelerated to 2:00 p.m., Washington, D.C. time, on July 30, 2014, or as soon thereafter as practicable. In this regard, the Company hereby acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature page follows]

Very truly yours,

Global Ship Lease, Inc.

By:	/s/ Ian Webber
Name:	Ian Webber
Title:	Chief Executive Officer

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